Exhibit 99.1

Hallmark Financial Services in Production with StoneRiver Reinsurance System

Holon, Israel and Denver, CO – April 19, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that its fully owned subsidiary StoneRiver, Inc., a trusted insurance technology partner with solutions across multiple business lines, has announced today that Hallmark Financial Services is now in production with the Freedom Reinsurance System (FRS).

FRS automation ensures accuracy of reinsurance calculations and streamlines billing/collections and annual statement reporting. In addition, the time savings from implementing FRS allows Hallmark’s resources to focus on other strategic initiatives. FRS software automates attachment and calculation of ceded premium, commissions, losses, reserves and loss adjustment expense. System users also gain new efficiency with one-click generation of Schedules F and P.

Hallmark Financial Services Chief Accounting Officer Jeff Passmore said, “Automating our reinsurance processing not only helps to ensure accuracy and compliance but also adds efficiencies to the organization. We have been pleased with the knowledge the StoneRiver team exhibited during the implementation process, especially since there were multiple data sources that needed to interface to FRS.”

StoneRiver Reinsurance Director of Client Services Melissa Whitaker said, “We congratulate Hallmark Financial Services on this milestone achievement. We are glad to help position the company for successful reinsurance processing as they grow.”

About Hallmark Financial Services, Inc.

Hallmark Financial Services, Inc. is a diversified specialty property/casualty insurer with offices in Dallas-Fort Worth, San Antonio, Chicago, Los Angeles and Atlanta.  Hallmark markets, underwrites and services over half a billion dollars annually in commercial and personal insurance premiums in select markets. Hallmark is headquartered in Fort Worth, Texas and its common stock is listed on NASDAQ under the symbol "HALL”.

About StoneRiver, Inc.

StoneRiver, a fully owned subsidiary of Sapiens, delivers the industry’s widest range of value-oriented technology solutions and services to insurance carriers, agents and broker-dealers. This versatile product group encompasses front-office, policy, claims, rating, underwriting, billing and reinsurance automation for all major business lines. Hundreds of companies of all sizes rely on StoneRiver software and processing solutions to achieve a competitive edge. Customer satisfaction and client success are the continuing goal, and are in large part achieved by maintaining and valuing strong, long-term customer relationships.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com